Exhibit 99.74

First Phosphate Announces Engagement of Investor Relations Firms

Saguenay, Quebec--(Newsfile Corp. - May 18, 2026) - First Phosphate Corp. (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) (“First Phosphate” or the “Company”) announces that it has engaged Simone Capital Corp. (“SCC”) to provide investor awareness services by co-ordinating meetings with retail brokers, portfolio managers, analysts, and individual investors on behalf of the Company. In conducting this outreach, SCC will employ several different communication methods including phone calls, emails and in-person and virtual meetings. The contract term is from May 15, 2026 until January 1, 2027 unless extended. In consideration for the services provided, the Company has agreed to pay a cash fee of $6,250 per month, plus approved expenses. The Company has also engaged Connect 4 Marketing Ltd. (“Connect4”) to provide ongoing digital marketing and communications services to the Company. The services will include ongoing social media consultation, social sentiment reporting, social engagement reporting, corporate video dissemination and advertisement / social media placement. The term of the agreement with Connect4 began on May 12, 2026 and will end on December 31, 2026 unless extended. The initial cash compensation for the engagement is $75,000.00. Neither SCC nor Connect4 will receive any warrants or options to purchase securities of the Company under the arrangements disclosed above.

SCC is based at Suite 16, 158 Don Hillock Drive, Aurora, ON, L4G 0G9 and can be reached at 416-817-1266 or asimone@simonecapital.ca. Connect4 is based at 5505 Boulevard Du Quartier, Suite 702, Brossard, QC, J4Z 0R9 and can be reached at (514) 970-1316 or info@connect4marketing.io.

About First Phosphate Corp.

First Phosphate (CSE: PHOS) (OTCQX: FRSPF) (OTCQX ADR: FPHOY) (FSE: KD0) is a mineral exploration and development and clean technology company dedicated to building and reshoring a vertically integrated mine-to-market supply chain for the production of LFP batteries in North America. Target markets include energy storage, data centers, robotics, mobility, and national security.

First Phosphate’s flagship Bégin-Lamarche property, located in Saguenay-Lac-Saint-Jean, Québec, Canada, represents a rare North American igneous phosphate resource producing high-purity phosphate characterized by very low levels of impurities.

For additional information, please contact:

Bennett Kurtz

CFO, CAO

bennett@firstphosphate.com

Tel : +1 (416) 200-0657

Investor Relations: investor@firstphosphate.com

Media Relations: media@firstphosphate.com

Website: www.FirstPhosphate.com

Follow First Phosphate:

X : https://x.com/FirstPhosphate

LinkedIn : https://www.linkedin.com/company/first-phosphate

Forward-Looking Information and Cautionary Statement

This release includes certain statements that may be deemed “forward-looking information”. Any statement that discusses predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often but not always using phrases such as “expects”, or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “budget”, “scheduled”, “forecasts”, “estimates”, “believes” or “intends” or variations of such words and phrases or stating that certain actions, events or results “may” or “could”, “would”, “might” or “will” be taken to occur or be achieved) are not statements of historical fact and may be forward-looking information. In particular, this press release contains forward-looking information relating to the Company’s plans for vertical integration into North American supply chains. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include development and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. These statements are based on a number of assumptions including, among other things: that engineering and construction timetables and capital costs for the Company’s, exploration, development and expansion projects are correctly estimated and not affected by unforeseen circumstances; the ability to obtain financing for its proposed operations on acceptable terms; no material deterioration in general business and economic conditions; no material delays in obtaining permits and other approvals; no significant disruptions affecting the activities of the Company or its ability to access required project equipment and services, and operating supplies in sufficient quantities and on a timely basis; inflation and prices for Company project inputs being approximately consistent with anticipated levels; the ability to complete the exploration and development programs consistent with the Company’s expectations; commodity price expectations including assumptions for P205; the Company’s relationship with local municipalities and First Nations remaining consistent with the Company’s expectations; the Company’s relationship with other third party partners and suppliers remaining consistent with the Company’s expectations; and government relations and actions being consistent with Company expectations. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Accordingly, readers should not place undue reliance on the forward-looking information contained in this press release. The Company does not assume any obligation to update or revise its forward-looking statements, whether because of new information, future events or otherwise, except as required by applicable law. All forward-looking information contained in this release is qualified by these cautionary statements.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/297762